UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         SCHEDULE 13D (AMENDMENT NO. 2)
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)



                          TECNOMATIX TECHNOLOGIES LTD.
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                                (Name of Issuer)

                ORDINARY SHARES, NOMINAL VALUE NIS 0.01 PER SHARE
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                         (Title of Class of Securities)

                                    M8743P105
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                                 (CUSIP Number)
                                  YOAV DOPPELT
                             9 ANDRE SAHAROV STREET
                              P.O. BOX 15090, MATAM
                               HAIFA 31905, ISRAEL

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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 30, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

                                 SCHEDULE 13D/A
--------------------------                            --------------------------
CUSIP NO. M8743P105
--------------------------                            --------------------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Yozma Venture Capital Ltd. (no U.S. I.D. number)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [_]
     (B)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)             [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
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                   7    SOLE VOTING POWER
                        474,595 shares
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            0
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               474,595 shares
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     474,595 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.0%
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14   TYPE OF REPORTING PERSON
     CO
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                               Page 2 of 7 pages

This Amendment No. 2 to Schedule 13D amends certain information set forth in the
Schedule 13D filed by the reporting person with the Securities and Exchange Commission (the "Commission") in July 2001, as amended pursuant to Amendment No. 1 to Schedule 13D filed with the Commission on August 12, 2002 (collectively, the "Initial Schedule 13D"). This Amendment No. 2, like the Initial Schedule 13D, relates to the ordinary shares, nominal value NIS 0.01 per share (the "Ordinary Shares"), of Tecnomatix Technologies Ltd., an Israeli corporation (the "Issuer"). The address of the principal executive office of the Issuer is Delta House, 16 Abba Eban Avenue, Herzliya 46120, Israel. Except as set forth in this Amendment No. 2 (or where otherwise inapplicable), all information included in the Initial Schedule 13D is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     The reporting person is a wholly owned subsidiary of Ofer Brothers Hi Tech Ltd., a privately held company incorporated under the laws of the State of Israel, the main business of which is holding company for high tech investments and the address of the principal executive offices of which is 40 Einstein Street, Tel-Aviv, Israel. Ofer Brothers Hi Tech Ltd. may therefore be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by the reporting person.

     Ofer Brothers Hi Tech Ltd. is a wholly owned subsidiary of Ofer (Ships Holding) Ltd. ("Holdings"), a privately held company incorporated under the laws of the State of Israel, the main business of which is shipping and the address of the principal executive offices of which is 9 Andre Saharov Street, P.O. Box 15090, Matam, Haifa 31905, Israel. Holdings may therefore be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by the reporting person.

     Mr. Eyal Ofer indirectly holds 47.5%, and Mr. Udi Angel indirectly holds 50%, of the outstanding capital stock of Holdings and may, therefore, be deemed to beneficially own Ordinary Shares of the Issuer that may, from time to time, be beneficially owned by the reporting person.

     Mr. Eyal Ofer is the Chairman and Chief Executive Officer of Carlyle M.G. Limited ("Carlyle"), which is principally engaged in the business of commercial real estate. The business address of Eyal Ofer, as well as the address of Carlyle, is 18 Upper Brook Street, London, England.

     Mr. Udi Angel is the Managing Director of Holdings, and his business address is 9 Andre Saharov Street, P.O. Box 15090, Matam, Haifa 31905, Israel.

     (d) Neither the reporting person nor, to the knowledge of the reporting person, any director or executive officer named in SCHEDULE A to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

                               Page 3 of 7 pages

     (e) Neither the Reporting Person nor, to the knowledge of the reporting person, any director or executive officer named in SCHEDULE A to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. Eyal Ofer and Udi Angel is a citizen of Israel.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of filing of this Amendment No. 2 to Schedule 13D, the reporting person owned beneficially 474,595 Ordinary Shares, representing 4.0% of the Issuer's issued and outstanding Ordinary Shares.

     (b) Sole power to vote or direct the vote: 474,595 Ordinary Shares

          Shared power to vote or direct the vote: None

          Sole power to dispose or direct the disposition: 474,595 Ordinary
     Shares

          Shared power to dispose or direct the disposition: None

     (c) Between January 12, 2004 and December 1, 2004, the reporting person affected in open market transactions the following dispositions of an aggregate of 225,750 Ordinary Shares:

                               Number of Ordinary        Price Per Each Ordinary
Date of Disposition            Shares Disposed of           Share Disposed of
-------------------            ------------------           -----------------
January 12, 2004                       2,050                        14.37
January 13, 2004                       2,374                        14.38
January 28, 2004                         600                        13.77
January 30, 2004                       9,697                        13.89
February 2, 2004                      15,100                        13.87
April 13, 2004                        30,000                        14.13
April 18, 2004                           100                        14.07
April 25, 2004                        30,000                        14.15
April 26, 2004                         5,829                        14.36
April 26, 2004                        10,000                        14.26
November 30, 2004                     20,000                        12.50
December 1, 2004                     100,000                        12.50


     (d) Not applicable.

     (e) The dispositions described in paragraph (c) resulted in the reporting person's beneficial ownership and dispositive power being reduced, effective on December 1, 2004, to 474,595 Ordinary Shares, representing less than 5% of the Issuer's issued and outstanding Ordinary Shares (based on 11,938,827 Ordinary Shares Outstanding, as reflected in the Issuer's annul report on Form 20-F for the year ended December 31, 2003, filed with the Commission on March 31, 2004). Due to the reporting person's holdings being reduced to less than 5% of the Issuer's issued and outstanding Ordinary Shares, the reporting person will, after filing this Amendment No. 2 to Schedule 13D, cease filing amendments to its Schedule 13D until such time as its holdings will exceed 5% of the Issuer's issued and outstanding Ordinary Shares.


                               Page 4 of 7 pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

SCHEDULE A: Name, citizenship, business address, present principal occupation and employer of executive officers and directors of the reporting person.









                               Page 5 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2005

                                                  Yozma Venture Capital Ltd.


                                                  By: /s/ Udi Angel
                                                  -----------------
                                                  Name: Udi Angel
                                                  Title: Director

                                                  By: /s/ Yoav Doppelt
                                                  --------------------
                                                  Name: Yoav Doppelt
                                                  Title: Chief Executive Officer





                               Page 6 of 7 pages

                                   SCHEDULE A
            (Information provided as of January 26, 2005 in response
                      to Items 2 through 6 of Schedule 13D)
                       Executive Officers and Directors of
                           Yozma Venture Capital Ltd.
              Address: 9 Andre Saharov Street, Haifa 31905, Israel
    (citizenship is the same as country of residence unless otherwise noted)

                              Position With Reporting
Name and Address                     Person                      Principal Occupation
----------------              -----------------------            --------------------
Idan Ofer                            Director                    Director of various companies
23 Aranha Street, Tel
Aviv, Israel
Udi Angel                            Director                    Director of various companies
9 Andre Saharov Street
P.O. Box 15090
Matam, Haifa 31905
Israel
Avraham Levy                         Director                    Director of various companies
9 Andre Saharov Street
P.O. Box 15090
Matam, Haifa 31905
Israel
Amnon Lion                           Director                    Director of various companies
15 Winington Road
London, England
Yoav Doppelt                         CEO                         Director of various companies.


     Based on the information provided to the reporting person, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.


                               Page 7 of 7 pages